Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	Third Quarter		Nine Months
	2015	2014	2015	2014
Computation of Earnings:
Income before income taxes	$39,658	$21,113	$90,607	$49,927
Add:
Interest expense	6,191	6,853	19,261	20,463
Amortization of debt premium/discount and expenses	495	480	1,491	1,438
Interest portion of rent expense	779	637	2,166	1,900
Earnings as adjusted	$47,123	$29,083	$113,525	$73,728
Computation of Fixed Charges:
Interest expense	$6,191	$6,853	$19,261	$20,463
Capitalized interest	81	22	219	131
Amortization of debt premium/discount and expenses	495	480	1,491	1,438
Interest portion of rent expense	779	637	2,166	1,900
Fixed charges	$7,546	$7,992	$23,137	$23,932
Ratio of Earnings to Fixed Charges	6.24	3.64	4.91	3.08